SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

          Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company ("GPE"), for itself and on behalf of the following subsidiaries: KLT Inc., Great Plains Power Incorporated ("GPP"), KLT Investments Inc., KLT Investments II Inc., KLT Telecom Inc., Custom Energy/M&E Sales, L.L.C., KLT Gas Inc., Far Gas Acquisitions Corporation, Apache Canyon Gas, L.L.C., Forest City, LLC, Home Service Solutions, Inc., Worry Free Service, Inc., R.S. Andrews Services, Inc.*, R.S. Andrews Enterprises, Inc., R.S. Andrews of Kansas, Inc.*, R.S. Andrews of Chattanooga, Inc.*, R.S. Andrews of Tidewater, Inc.*, R.S. Andrews of Fairfax, Inc.*, R.S. Andrews of South Carolina, Inc.*, R.S. Andrews of Charleston, Inc.*, R.S. Andrews Enterprises of Dallas, Inc.*, R.S. Andrews of Stuart II, Inc.*, R.S. Andrews of Maryland, Inc.*, R.S. Andrews of Wilmington, Inc.*, R.S. Andrews of Columbus, Inc., and R.S. Andrews Termite & Pest Control, Inc.*

*  entities dissolved as of 12-31-02

          This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.     Type of securities ("draft", promissory note"):

Repetitive issuances of promissory notes and demand open account advances during the period of October 1, 2002 through December 31, 2002 (except as otherwise noted), among companies in the GPE system, as identified in attachment A.

2.     Issue, renewal or guaranty:

Issue.

3.     Principal amount of each security:

See attachment A

4.     Rate of interest per annum of each security:

See attachment A

5.     Date of issue, renewal or guaranty of each security:

Various dates, as identified in attachment A.

6.     If renewal of security, give date of original issue:

Not applicable.

7.     Date of maturity of each security:

Various dates, as identified in attachment A.

8.     Name of the person to whom each security was issued, renewed or guaranteed:

Various companies within the GPE system, as identified in attachment A.

9.     Collateral given with each security:

None.

10.    Consideration received for each security:

The full principal amount of each borrowing.

11.    Application of proceeds of each security:

To be used for financing the existing business of the borrowers.

12.    Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a)     the provisions contained in the first sentence of Section 6(b) [ ]
b)     the provisions contained in the fourth sentence of Section 6(b) [ ]
c)     the provisions contained in any rule of the Commission other than Rule U-48 [X]

13.    If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.     If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.    If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Great Plains Energy Incorporated

/s/Andrea F. Bielsker
Andrea F. Bielsker
Senior Vice President - Finance, Chief
Financial Officer and Treasurer

Dated:  March 19, 2003.

Attachment A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)	Interest Rate	Maturity Date	Associate company receiving funds

Great Plains Energy Incorporated	note	12/19/02	$250,000	Note 1	demand	Home Service Solutions Inc.
	demand open account	10/2/02	$14,394	6.69%	N/A

Home Service Solutions Inc.	note	10/10/02	$500,000	Note 1	1/13/03	R.S. Andrews Enterprises, Inc.
		12/6/02	$250,000	Note 1	1/13/03
		12/19/02	$250,000	Note 1	1/19/03
		12/23/02	$312,618	Note 1	2/13/03

Kansas City Power & Light Company	demand open account	10/31/02	$39,318	6.69%	N/A	Home Service Solutions Inc
		11/30/02	$81,962	6.69%	N/A
		12/12/02	$2,129	6.69%	N/A
		12/23/02	$169	6.69%	N/A
		12/31/02	$145,389	6.69%	N/A

Kansas City Power & Light Company	demand open account	10/8/02	$246	6.69%	N/A	Worry Free Service Inc.
		10/9/02	$155	6.69%	N/A
		10/10/02	$3,075	6.69%	N/A
		10/15/02	$21	6.69%	N/A
		10/16/02	$1,594	6.69%	N/A
		10/21/02	$351	6.69%	N/A
		10/22/02	$8,595	6.69%	N/A
		10/24/02	$193	6.69%	N/A
		10/25/02	$6,515	6.69%	N/A
		10/29/02	$136	6.69%	N/A
		10/31/02	$30,523	6.69%	N/A
		11/5/02	$238	6.69%	N/A
		11/6/02	$407	6.69%	N/A
		11/15/02	$2,204	6.69%	N/A
		11/18/02	$346	6.69%	N/A
		11/25/02	$47	6.69%	N/A
		11/30/02	$5,941	6.69%	N/A
		12/19/12	$2,204	6.69%	N/A
		12/20/02	$78	6.69%	N/A
		12/27/02	$10,560	6.69%	N/A
		12/31/02	$38,507	6.69%	N/A

Great Plains Energy Incorporated	note	10/10/02	$3,000,000	2.99%	3/12/03	KLT Inc.
		10/31/02	$228,107	2.98%	3/12/03
		11/13/02	$2,500,000	2.98%	3/12/03
		11/30/02	$181,870	2.71%	3/12/03
		12/31/02	$178,254	2.55%	3/12/03
Great Plains Energy Incorporated	demand open account	10/4/02	$116	2.99%	N/A	Great Plains Power Incorporated
		10/7/02	$1,581	2.99%	N/A
		10/29/02	$25,070	2.99%	N/A
		10/31/02	$4,235	2.98%	N/A
		11/30/02	$4,341	2.71%	N/A
		12/6/02	$25,000	2.51%	N/A
		12/13/02	$54,081	2.51%	N/A
		12/31/02	$3,753	2.55%	N/A

KLT Inc.	demand	10/31/02	$97,980	8.25%	N/A	KLT Investments Inc.
	open account	11/30/02	$95,484	8.25%	N/A
		12/31/02	$99,239	8.25%	N/A
		10/1/02	$114	8.25%	N/A
		11/1/02	$100	8.25%	N/A
		12/1/02	$147	8.25%	N/A

KLT Inc.	demand open account	10/31/02	$147	8.25%	N/A	KLT Telecom Inc.
		11/30/02	$160	8.25%	N/A
		12/31/02	$190,993	8.25%	N/A
		12/31/02	$147	8.25%	N/A
		12/26/02	$15,028	8.25%	N/A
		10/31/02	$83,060	8.25%	N/A
		12/31/02	$148,850	8.25%	N/A
		10/31/02	$1,109,600	8.25%	N/A
		11/30/02	$1,082,401	8.25%	N/A
		12/31/02	$1,128,322	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/02	$74,083	8.25%	N/A	Apache Canyon Gas, L.L.C.
		11/30/02	$72,195	8.25%	N/A
		12/31/02	$72,943	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/02	$26,479	8.25%	N/A	Forest City, L.L.C.
		11/30/02	$25,932	8.25%	N/A
		12/31/02	$27,027	8.25%	N/A
		10/31/02	$18,772	8.25%	N/A
		11/30/02	$6,150	8.25%	N/A
		12/31/02	$40,022	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/02	$4,960	8.25%	N/A	Far Gas Acquisitions Corporation
		11/30/02	$7,810	8.25%	N/A
		12/31/02	$48,724	8.25%	N/A
		10/10/02	$500,592	8.25%	N/A
		10/31/02	$270,503	8.25%	N/A
		11/27/02	$68,293	8.25%	N/A
		12/1/02	$5,924,282	8.25%	N/A
		12/31/02	$458,506	8.25%	N/A

KLT Energy Services Inc.	demand open account	10/31/02	$91,548	8.25%	N/A	KLT Inc.
		11/30/02	$87,697	8.25%	N/A
		12/31/02	$130,042	8.25%	N/A
		12/1/02	$5,853,113	8.25%	N/A

KLT Investments II Inc.	demand open account	10/31/02	$55,970	8.25%	N/A	KLT Inc.
		11/30/02	$54,544	8.25%	N/A
		12/31/02	$56,757	8.25%	N/A

Apache Canyon Gas, L.L.C.	demand open account	10/31/02	$2,225	8.25%	N/A	KLT Inc.
		11/30/02	$2,167	8.25%	N/A

KLT Inc.	demand open account	12/1/02	$10,600,261	8.25%	N/A	KLT Gas Inc.
		12/31/02	$262	8.25%	N/A
		12/31/02	$1,635,852	8.25%	N/A
		12/31/02	$78,474	8.25%	N/A

KLT Inc.	demand open account	10/31/02	$40,952	8.25%	N/A	Far Gas Acquisitions Corporation
		11/30/02	$39,910	8.25%	N/A
		10/31/02	$100	8.25%	N/A
		11/30/02	$100	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/02	$1,320	8.25%	N/A	KLT Telecom Inc.
		11/30/02	$1,286	8.25%	N/A

KLT Gas Inc.	demand open account	10/31/02	$18,431	8.25%	N/A	KLT Inc.
		11/30/02	$7,589	8.25%	N/A

KLT Energy Services Inc.	demand open account	10/31/02	$40,452	8.25%	N/A	KLT Gas Inc.
		11/30/02	$39,422	8.25%	N/A

KLT Energy Services Inc.	demand open account	10/31/02	$221	8.25%	N/A	KLT Telecom Inc.
		11/30/02	$215	8.25%	N/A
		12/31/02	$218	8.25%	N/A

Custom Energy, L.L.C.	demand open account	10/9/02	$100,000	0.00%	N/A	Custom Energy/M&E Sales, L.L.C.
	demand open account	10/16/02	$40,000	0.00%	N/A
R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$3,488,194	3.75%	N/A	R.S. Andrews Services, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$22,422	3.75%	N/A	R.S. Andrews of Columbus, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$3,700,727	3.75%	N/A	R.S. Andrews of Kansas, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$888,395	3.75%	N/A	R.S. Andrews of Chattanooga, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$701,968	3.75%	N/A	R.S. Andrews of Tidewater, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$516,841	3.75%	N/A	R.S. Andrews of Fairfax, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$768,035	3.75%	N/A	R.S. Andrews of South Carolina, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$655,632	3.75%	N/A	R.S. Andrews of Charleston, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$1,091,452	3.75%	N/A	R.S. Andrews Enterprises of Dallas, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$983,424	3.75%	N/A	R.S. Andrews Enterprises of Stuart II, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$15,018	3.75%	N/A	R.S. Andrews Termite & Pest Control, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$2,465,571	3.75%	N/A	R.S. Andrews of Maryland, Inc.

R.S. Andrews Enterprises, Inc. (Note 2)	demand open account	12/31/02	$952,848	3.75%	N/A	R.S. Andrews of Wilmington, Inc.

Note 1: The interest rate is floating based on the one-month LIBOR rate plus 500 basis points, adjusted monthly.

Note 2: R.S. Andrews Enterprises, Inc. and all subsidiaries share in a cash concentration account. The principal amount shown for each entity is the aggregate of numerous advances made for the respective quarter.